Filed by Bank of the Ozarks, Inc. pursuant to Rule 425

under the Securities Act of 1933.

Subject Company: RVB Bancshares, Inc.

Commission File No.: 0-22759

On April 11, 2003, Bank of the Ozarks, Inc. held a conference call for the purpose of discussing the Company’s first quarter earnings. This call contained information regarding the proposed merger between Bank of the Ozarks, Inc. and RVB Bancshares, Inc. In connection with the proposed merger, the Company intends to file with the Securities and Exchange Commission a proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF BANK OF THE OZARKS, INC. AND RVB BANCSHARES, INC. ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BANK OF THE OZARKS, INC., RVB BANCSHARES, INC. AND THE PROPOSED MERGER. The proxy statement/ prospectus and other relevant materials (when they become available) and any other documents filed by the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of all documents filed by the Company with the SEC by contacting the Company’s Investor Relations at P.O. Box 8811, Little Rock AR, 72231-8811 or by accessing the Company’s web site at www.bankozarks.com.

The conference call contains forward looking statements regarding Bank of the Ozarks, Inc.’s plans, expectations and outlook for the future and future events including statements regarding the impact of the proposed merger. Actual results may differ materially from those projected in such forward looking statements, due, among other things, to various risks and uncertainties, including, but not limited to, (1) the possibility that the transaction does not close due to failure to receive required approvals or satisfy other conditions, (2) the ability to successfully integrate RVB’s operations, (3) competitive factors and economic conditions in the Russellville market, including the impact of the current economic slow down, (4) the creditworthiness of RVB’s borrowers and the ability to retain RVB’s deposit and loan customer base following consummation of the transaction and (5) other factors identified in this press release or in Management’s Discussion and Analysis under the caption “Forward Looking Information” contained in the Company’s most recent Annual Report to Stockholders and the most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

THE FOLLOWING ARE PORTIONS OF A TRANSCRIPT OF THE APRIL 11, 2003 CONFERENCE CALL HELD BY BANK OF THE OZARKS, INC.:

[George Gleason]:	“On March 11 we signed a Definitive Agreement to acquire RVB Bancshares in Russellville, Arkansas. At year-end RVB had $54 million in assets, $45 million in loans and $49 million in deposits.

We already had plans to enter the Russellville market this year, having purchased two sites for future development. The opportunity to acquire RVB will facilitate our development of that market and complement the three branches we expect to open there in the next two years. We believe this is a good transaction for all parties concerned as we are paying 1.75 times RVB’s fully diluted year-end equity, or approximately 14.6 times last year’s earnings. We expect this transaction to close toward the end of the second quarter. We do not expect the transaction will have a material effect on our 2003 earnings and we believe it will be slightly accretive to our 2004 earnings. However we do expect to incur about $100,000 of pre-tax expense in the second quarter related to termination fees on data processing and other similar contracts and costs of conversion to our systems.”

[Question]:	“Could you spell out how accretive the bank that you announced the acquisition of more than a month or two ago? How accretive that was going to be and if so when?

[George Gleason]:	“We did not spell out specifically. We said slightly, Ross, that it would be accretive next year. Now, to give a little bit more color on that, the way we ran our numbers assumed that even with this $100,000 of conversion costs that we will incur in the second quarter, assuming that transaction closed, converting there system that it would be neutral really over the 12 months of the transaction. So, it will cost us a little bit in the second quarter because of those conversion costs and thus we should capture that back over the next couple of quarters. The 2004 accretion we used the word slightly and you should probably interpretive that as a penny or two a share. It would be our expectation in that regard per annum. It’s a very small transaction, $7.1 million total purchase price and $55 million in assets, so it doesn’t move our numbers much one way or the other.”